SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.       )*

INVESTORS CAPITAL HOLDINGS, LTD.

(Name of Issuer)

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

46147M108

(CUSIP Number)

James A. Tanaka, Esq.

General Counsel

RCS Capital

405 Park Ave., 15th Floor

New York, NY 10022

(866) 904-2988

Copies to:

Lorenzo Borgogni, Esq.

Proskauer Rose LLP

Eleven Times Square

New York, New York

10036-8299

(212) 969-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 27, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46147M108

1.	Names of Reporting Persons. RCS Capital Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 598,258 (1)

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power None (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 598,258 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.3%

14.	Type of Reporting Person (See Instructions) CO

(1)	Pursuant to the Voting Agreement described in Item 4, the Reporting Person may be deemed to have beneficial ownership of 598,258 shares of common stock of the Issuer. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of such shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is hereby expressly disclaimed.

CUSIP No. 46147M108

1.	Names of Reporting Persons. RCAP Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 598,258 (1)

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power None (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 598,258 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.3%

14.	Type of Reporting Person (See Instructions) OO

(1)	Pursuant to the Voting Agreement described in Item 4, the Reporting Person may be deemed to have beneficial ownership of 598,258 shares of common stock of the Issuer. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of such shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is hereby expressly disclaimed

CUSIP No. 46147M108

1.	Names of Reporting Persons. William M. Kahane

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 598,258 (1)

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power None (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 598,258 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.3%

14.	Type of Reporting Person (See Instructions) IN

(1)	Pursuant to the Voting Agreement described in Item 4, the Reporting Person may be deemed to have beneficial ownership of 598,258 shares of common stock of the Issuer. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of such shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is hereby expressly disclaimed.

CUSIP No. 46147M108

1.	Names of Reporting Persons. Nicholas S. Schorsch

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 598,258 (1)

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power None (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 598,258 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.3%

14.	Type of Reporting Person (See Instructions) IN

(1)	Pursuant to the Voting Agreement described in Item 4, the Reporting Person may be deemed to have beneficial ownership of 598,258 shares of common stock of the Issuer. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of such shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is hereby expressly disclaimed.

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, $0.01 par value per share (the “Common Stock”), of Investors Capital Holdings, Ltd., a Delaware corporation (“ICH”). The principal executive offices of ICH are located at Six Kimball Lane, Suite 150, Lynnfield, Massachusetts 01940.

Item 2.	Identity and Background

(a)-(c) This Schedule 13D is being filed jointly by the persons listed below, which persons are sometimes referred to individually as a “Reporting Person” and collectively as the “Reporting Persons”.

(i) RCS Capital Corporation, a Delaware corporation (“RCAP”). RCAP is a Delaware holding company formed to operate and grow businesses focused on the retail direct investment industry, including a wholesale broker-dealer business, an investment banking and capital markets business, a transaction management services business and a transfer agent business.

(ii) RCAP Holdings, LLC, a Delaware limited liability company (“RCAP Holdings”). RCAP Holdings is a Delaware holding company that owns 100% of the Class B common stock of RCAP. In its capacity as the holder of all of the outstanding Class B common stock of RCAP, RCAP Holdings holds 0% of the economic rights and 97.5% of the voting rights of RCAP.

(iii) Nicholas S. Schorsch, executive chairman of the board of directors of RCAP and a manager of RCAP Holdings.

(iv) William M. Kahane, chief executive officer of RCAP and a manager of RCAP Holdings.

In addition, RCS Capital Management, LLC, a Delaware limited liability company (“RCS Manager”), may be deemed to control RCAP under a management agreement (the “Management Agreement”) among RCAP, RCS Manager and the operating subsidiaries of RCAP. Under the Management Agreement, RCAP and its operating subsidiaries have appointed RCS Manager to, among other things, implement their business strategy and provide executive and management services, subject to the supervision of RCAP’s board of directors.

The addresses of the principal office and principal business of the Reporting Persons and of RCS Manager is 405 Park Ave., 15th Floor, New York, NY 10022.

(d)-(e)

During the past five years, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, RCS Manager or any of the directors and executive officers identified on Schedule A to this Schedule 13D, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) All of the directors and officers required to be listed in Schedule A are United States citizens.

Set forth on Schedule A is the name and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of each of the Reporting Persons as of the date hereof.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons may be deemed to have acquired beneficial ownership of 598,258 shares of Common Stock pursuant to the Voting Agreement, dated as of October 27, 2013 (the “Voting Agreement”), among RCAP, Merger Sub (as defined in Item 4 below) and Timothy B. Murphy, Chief Executive Officer of ICH (the “Voting Stockholder”). As of October 27, 2013, the Voting Stockholder beneficially owned an aggregate of 598,258 shares of Common Stock (which number includes, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), 150,000 shares of Common Stock issuable upon the exercise of stock options (the “Option Shares”)), representing approximately 8.3% of the sum of (i) 7,096,723 shares of Common Stock represented by ICH in the Merger Agreement (as defined in Item 4 below) to be outstanding as of October 25, 2013 and (ii) the Option Shares. The Voting Stockholder entered into the Voting Agreement as an inducement to RCAP and Merger Sub to enter into the Merger Agreement (as defined in Item 4 below). The Subject Securities (as defined in Item 4 below) to which this Schedule 13D relates have not been purchased by the Reporting Persons. The Reporting Persons have not paid additional consideration to the Voting Stockholder in connection with the execution and delivery of the Voting Agreement and thus no funds were used for such purpose. For a description of the Voting Agreement, see Item 4 below, which description is incorporated herein by reference in response to this Item 3.

Merger Sub will need approximately $31.5 million in cash to pay as consideration to the stockholders of ICH in the Merger (as defined in Item 4 below) if ICH’s stockholders elect to receive the maximum amount of cash permitted to be paid under the Merger Agreement (as defined in Item 4 below). Merger Sub or one of its affiliates will have sufficient cash on hand at the effective time of the Merger to pay for all outstanding shares of Common Stock that are eligible to receive cash consideration under the terms of the Merger Agreement.

Item 4.	Purpose of Transaction

(a)-(b)

On October 27, 2013, RCAP, a newly formed wholly owned subsidiary of RCAP (“Merger Sub”) and ICH entered into an Agreement and Plan of Merger, dated as of October 27, 2013 (the “Merger Agreement”), pursuant to which, among other things: (i) each outstanding share of Common Stock (including any such shares currently subject to vesting and any Option Shares) will be cancelled and retired and converted into the right to receive one of the following: (A) with respect to each share for which the holder elects to receive cash (collectively, the “Cash Election Shares”), $7.25 in cash or (B) with respect to each share for which the holder (I) elects to receive shares of Class A common stock of RCAP (the “RCAP Common Stock”) or (II) does not make an election, the number of shares of RCAP Common Stock equal to the quotient of $7.25 divided by the volume weighted average trading price of a share of RCAP Common Stock for the five consecutive trading days immediately preceding the closing of the Merger and (ii) Merger Sub will be merged with and into ICH with ICH continuing as the surviving entity and a wholly-owned subsidiary of RCAP (collectively, the “Merger”). The Merger Agreement provides that, in no event may the portion of the total merger consideration payable in cash exceed 60% of the total merger consideration, with a pro-rata adjustment if cash elections are made with respect to a number of shares of Common Stock that would otherwise cause the cash consideration payable in the Merger to exceed such 60% threshold. Based on the 7,246,723 shares of Common Stock (including Option Shares) represented by ICH in the Merger Agreement to be issued and outstanding as of October 25, 2013, the aggregate merger consideration payable to ICH stockholders in the Merger is approximately $52.5 million. Consummation of the Merger is subject to (i) the adoption of the Merger Agreement by the ICH stockholders, (ii) certain regulatory approvals and (iii) certain other conditions set forth in the Merger Agreement, but is not conditioned on the expiration or termination of any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or receipt of any financing by RCAP.

Concurrently with, and as an inducement for RCAP and Merger Sub to enter into the Merger Agreement, the Voting Stockholder entered into the Voting Agreement with RCAP and Merger Sub, pursuant to which the Voting Stockholder, among other things, has agreed to vote, and has granted to RCAP an irrevocable proxy to vote, the Common Stock held by the Voting Stockholder on the date of the Voting Agreement (as well as any other shares of Common Stock acquired after that date, whether upon the exercise of options, conversion of convertible securities or otherwise, and any other shares of capital stock of ICH owned, beneficially or of record, by the Voting Stockholder during the term of the Voting Agreement, including as a result of any stock split, stock dividend or distribution, or any change in the Common Stock by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, reincorporation, exchange of shares or the like, collectively, the “Subject Securities”), (i) in favor of (A) the approval of the Merger and the other transactions contemplated by the Merger Agreement and (B) any other matter that is required to facilitate the consummation of the Merger and the other transactions contemplated by the Merger and (ii) against (A) any alternative acquisition proposal, (B) any other action involving ICH or any of its subsidiaries that would reasonably be expected to have the effect of impeding, materially interfering with, materially postponing, or impairing (x) the ability of ICH to consummate the Merger or (y) any other transactions contemplated by the Merger Agreement and (C) any action or agreement that would reasonably be expected to result in any condition to the consummation of the Merger not being fulfilled on or prior to the Merger Agreement’s “outside date” of April 30, 2014 (or June 30, 2014, under certain circumstances described in the Merger Agreement).

      Under the Voting Agreement, the Voting Stockholder also has agreed, among other things, not to (i) sell, transfer, pledge, encumber, assign or otherwise dispose of any shares of Common Stock; deposit any such shares into a voting trust or enter into a separate voting agreement with respect to any such shares; or take any action that either would cause any representation or warranty of the Voting Stockholder in the Voting Agreement to become materially untrue or incorrect or would reasonably be expected to have the effect of preventing or disabling the Voting Stockholder from performing his obligations under the Voting Agreement, (ii) grant any subsequent proxy or power of attorney with respect to any shares of Common Stock, and (iii) whether directly or indirectly through any of his representatives, engage in any conduct that if conducted by ICH would be prohibited by the provision of the Merger Agreement that prevents ICH from soliciting alternative “acquisition proposals.” The Voting Stockholder also has agreed to notify RCAP of his receipt of any alternative acquisition proposal.

The Voting Agreement will terminate upon the earliest to occur of (i) the date upon which the Merger becomes effective, (ii) the date upon which the Merger Agreement is validly terminated in accordance with its terms, (iii) the date upon which the board of directors of ICH makes an “adverse recommendation change” under the Merger Agreement, and(iv) at the Voting Stockholder’s option, the date upon which any amendment or waiver with respect to the Merger Agreement is executed that results in any decrease in the consideration to be paid per share (other than any adjustment contemplated by the terms of the Merger Agreement).

   The foregoing summary descriptions of the Merger Agreement and the Voting Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement and the Voting Agreement, copies of which are attached as exhibits hereto or incorporated herein by reference.

(c) Not applicable.

(d) Unless otherwise determined by RCAP prior to the effective time of the Merger, upon consummation of the Merger, it is anticipated that the officers of ICH will remain in place and the directors of ICH will be William M. Kahane, Edward M. Weil Jr. and Timothy B. Murphy. The directors of ICH will serve until the earlier of their death, resignation or removal or until their respective successors are duly elected or appointed (as the case may be) and qualified.

(e) Under the terms of the Merger Agreement, ICH may not, without RCAP’s prior written consent, among other things: (i) split, combine, reclassify or subdivide any shares of its capital stock or other equity securities or ownership interest; (ii) declare, set aside or pay any dividend or other distribution in respect of its capital stock (except for dividends paid by a direct or indirect wholly-owned subsidiary of ICH to ICH or another direct or indirect wholly-owned subsidiary of ICH); or (iii) redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any shares of capital stock or equity securities or ownership interests of ICH or any subsidiary of ICH that is not wholly-owned.

(f) Upon consummation of the Merger, ICH, as the surviving entity in the Merger, will become a direct, wholly owned subsidiary of RCAP.

(g) The Merger Agreement contains provisions that limit the ability of ICH to engage in a transaction that would entail a change of control of ICH (other than the transactions contemplated by the Merger Agreement) during the pendency of the transactions contemplated by the Merger Agreement.

(h)-(i) Upon consummation of the Merger, the Common Stock will be delisted from the NYSE MKT LLC and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

(j) Other than as described above, the Reporting Persons currently have no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(i) of this Schedule 13D (although the Reporting Persons reserve the right to develop such plans or proposals).

Item 5.	Interest in Securities of the Issuer

(a)-(b)

As described in Item 4 (a)-(b) of this Schedule 13D, as a result of the Voting Agreement, the Reporting Persons share the power to vote or to direct the vote of the Subject Securities with respect to the matters set forth in the Voting Agreement. Assuming the exercise of all Option Shares, as of October 27, 2013, the Subject Securities represented in the aggregate approximately 8.3% of the issued and outstanding shares of Common Stock as determined pursuant to Rule 13d-3 under the Exchange Act (based on (i) 7,096,723 shares of Common Stock issued and outstanding as of October 25, 2013, as represented by ICH in the Merger Agreement, (ii) 448,258 issued and outstanding shares of Common Stock subject to the Voting Agreement, and (iii) 150,000 Option Shares subject to the Voting Agreement).

In addition, any shares of Common Stock acquired or received (including as contemplated in the definition of “Subject Securities” above) by the Voting Stockholder after the date (and before the valid termination) of the Voting Agreement will also be subject to the terms of the Voting Agreement. Accordingly, any such acquisition or receipt of shares of Common Stock by the Voting Stockholder may result in the Reporting Persons being deemed to be the beneficial owners of such additional shares. However, the Reporting Persons, and each of them, hereby disclaim beneficial ownership of such shares, and this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for any or all purposes, the beneficial owner(s) of any of the Subject Securities covered by this Schedule 13D.

Except as set forth in this Schedule 13D, no shares of Common Stock are beneficially owned by the Reporting Persons, or any of them, or, to the knowledge of the Reporting Persons, any person listed on Schedule A to this Schedule 13D.

The foregoing summary descriptions of the Merger Agreement and the Voting Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement and the Voting Agreement, copies of which are attached as exhibits hereto or incorporated herein by reference.

(c) Except as set forth in this Schedule 13D with reference to the Merger Agreement and the Voting Agreement, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named in Schedule A to this Schedule 13D, has effected any transaction in the Common Stock during the past 60 days.

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Securities.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in Items 3, 4 and 5, which are incorporated herein by reference, and in the agreements and documents attached as exhibits hereto or incorporated herein by reference, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of ICH, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, the existence of which would give another person voting or investment power over the securities of ICH.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Agreement and Plan of Merger dated as of October 27, 2013, by and among RCS Capital Corporation, Zoe Acquisition, LLC and Investors Capital Holdings, Ltd. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of RCS Capital Corporation filed with the SEC on October 28, 2013)

Exhibit 2	Voting Agreement dated as of October 27, 2013, by and among RCS Capital Corporation, Zoe Acquisition, LLC and Investors Capital Holdings, Ltd. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of RCS Capital Corporation filed with the SEC on October 28, 2013)
Exhibit 3	Joint Filing Agreement dated November 6, 2013 among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RCS Capital Corporation

By:	/s/ William M. Kahane
	Name:	William M. Kahane
	Title:	Chief Executive Officer and Director

RCAP HOLDINGS, LLC

By:	/s/ William M. Kahane
	Name:	William M. Kahane
	Title:	Manager

/s/ Nicholas S. Schorsch
Nicholas S. Schorsch

/s/ William M. Kahane
William M. Kahane

Date: November 6, 2013

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF REPORTING PERSONS

 The following table sets forth the name, business address, present principal occupation or employment and material occupations, positions, offices or employment of each of the directors and executive officers of each of the Reporting Persons. All directors and executive officers listed below are citizens of the United States unless otherwise noted herein.

RCS CAPITAL CORPORATION

Name	Position	Present Principal Occupation or Employment and Business Address
Nicholas S. Schorsch	Executive Chairman of the Board of Directors	405 Park Ave., 2nd Floor, New York, NY 10022
William M. Kahane	Chief Executive Officer and Director	405 Park Ave., 2nd Floor, New York, NY 10022
Edward M. Weil, Jr.	President, Treasurer, Secretary and Director	405 Park Ave., 2nd Floor, New York, NY 10022
Peter M. Budko	Chief Investment Officer and Director	405 Park Ave., 2nd Floor, New York, NY 10022
Brian S. Block	Chief Financial Officer, Assistant Secretary and Director	405 Park Ave., 2nd Floor, New York, NY 10022
Mark Auerbach	Independent Director
C. Thomas McMillen	Independent Director	Chief Executive Officer and Chairman of Timios National Corporation 4601 Fairfax Drive, Suite 1200, Arlington, VA 22203

RCAP HOLDINGS, LLC

Name	Position	Present Principal Occupation or Employment and Business Address
Nicholas S. Schorsch	Manager	Executive Chairman of the Board of Directors of RCS Capital Corporation, 405 Park Ave., 2nd Floor, New York, NY 10022
William M. Kahane	Manager	Chief Executive Officer and Director of RCS Capital Corporation, 405 Park Ave., 2nd Floor, New York, NY 10022

EXHIBIT 3

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing of a statement on Schedule 13D (including any and all amendments thereto, the “Statement”) with respect to the shares of common stock of Investors Capital Holdings, Ltd. and further agree to the filing of this Joint Filing Agreement as an exhibit thereto. In addition, each party to this Joint Filing Agreement expressly designates each other party to this Joint Filing Agreement as its agent and attorney-in-fact, and authorizes such other party, to file and execute on its behalf any and all amendments to the Statement. This Joint Filing Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same agreement.

Date: November 6, 2013

RCS Capital Corporation

By:	/s/ William M. Kahane
	Name:	William M. Kahane
	Title:	Chief Executive Officer and Director

RCAP HOLDINGS, LLC

By:	/s/ William M. Kahane
	Name:	William M. Kahane
	Title:	Manager

/s/ Nicholas S. Schorsch
Nicholas S. Schorsch

/s/ William M. Kahane
William M. Kahane